EXHIBIT 99.1

EDAP Reports Third Quarter 2009 Financial Results

Highlights:

 -- Total revenues increased 19.8% for the first nine months of 2009
 -- Ablatherm- HIFU revenue per procedure (RPP) treatments
    increased 36.7% for the first nine months of 2009
 -- Sonolith I-Sys Lithotripter received U.S. FDA market clearance and first equipment sale signed
 -- Top U.S. urologist appointed to lead FDA HIFU clinical trial
 -- Robust cash position of EUR 12.8 million (USD 18.7 million)
 -- Strong pipeline of Ablatherm and lithotripsy machine sales entering the fourth quarter 2009

LYON, France, Nov. 17, 2009 (GLOBE NEWSWIRE) -- EDAP TMS SA (Nasdaq:EDAP), the global leader in therapeutic ultrasound, announced today financial results for the nine months and third quarter ended September 30, 2009.

For the nine months ended September 30, 2009 total revenue increased 19.8% to EUR 16.8 million (USD 23.0 million), up from EUR 14.0 million (USD 21.3 million) during the year ago period. Total revenue for the first nine months of 2009 reflected strong HIFU revenue per procedure (RPP) volume and a more favorable product mix in lithotripsy machine sales.

For the third quarter 2009, the Company reported total revenue of EUR 4.6 million (USD 6.7 million). Total revenue for the third quarter 2009 reflected strong HIFU revenue per procedure (RPP) sales, somewhat offset by third quarter seasonality in lithotripsy sales.

Total revenue for the HIFU division increased to EUR 6.3 million (USD 8.7 million) for the first nine months of 2009, up 9.5% from EUR 5.8 million (USD 8.8 million) for the same period last year. During the first nine months of 2009, the Company sold three Ablatherm-HIFU machines compared to three HIFU device sold in the same period in the prior year. For the third quarter 2009, total revenue for the HIFU division increased to EUR 2.1 million (USD 3.0 million), up 10.4% from EUR 1.9 million (USD 2.8 million) for the same period last year. The increase was driven by 22.7% growth in revenue per procedure (RPP) sales compared to the year ago period.

For the nine months ended September 30, 2009, total revenue for the lithotripsy division was EUR 10.5 million (USD 14.4 million), an increase of 26.9% from EUR 8.3 million (USD 12.6 million) during the year ago period. Lithotripsy growth was driven by higher machine sales and a more favorable product mix of the Company's high-end Sonolith I-Sys device. During the first nine months of 2009, the Company recorded sales of 23 lithotripsy machines, including ten Sonolith I-Sys devices, compared to 23 machines, including four Sonolith I-Sys devices, sold during the first nine months of 2008. Total revenue for the lithotripsy division was EUR 2.5 million (USD 3.6 million) in the third quarter 2009. During the third quarter 2009, the Company sold five lithotripsy machines, including two high-range Sonolith I-Sys devices.

Gross profit for the first nine months of 2009 increased to EUR 7.0 million (USD 9.6 million), up 20.4% compared to EUR 5.8 million (USD 8.9 million) in the year ago period. Gross profit margin was 41.7% for the first nine months of 2009 compared to 41.8% in the prior year. Gross profit for the third quarter 2009 was EUR 1.7 million (USD 2.4 million), and gross profit margin was 36.7%.

For the nine months ended September 30, 2009, operating loss narrowed to EUR 3.3 million (USD 4.5 million) from EUR 4.3 million (USD 6.5 million) during the first nine months of 2008. Operating loss was EUR 1.5 million (USD 2.2 million) for the third quarter 2009. The year-over-year decrease in operating loss reflected a more favorable product mix of lithotripsy machine sales and higher HIFU-RPP sales in the nine months ended September 30, 2009 compared to the same period last year.

The net loss for the third quarter 2009 was EUR 5.8 million (USD 8.3 million), or EUR 0.55 per diluted share, compared to a net loss of EUR 4.0 million (USD 5.9 million), or EUR 0.43 per diluted share in the year ago period. The third quarter 2009 net loss included a non-cash interest expense of EUR 4.0 million (USD 5.7 million) to reflect adjustment of the Company's convertible debt and outstanding warrants to fair value and the USD 2.9 million conversion of debt into equity, compared to a EUR 2.5 million (USD 3.7 million) non-cash expense during the prior year period.

Cash and cash equivalents, including short-term treasury investments, were EUR 12.8 million at September 30, 2009. For the nine months ended September 30, 2009 the Company's cash burn was EUR 2.2 million, compared to EUR 4.5 million in the first nine months of 2008.

Most of the 2009 cash burn to date was attributable to the U.S. FDA clinical trials and related financing disbursements, totaling EUR 2.2 million, while operations outside the U.S. were cash flow break even. The robust EUR 12.8 million or USD 18.7 million cash position leaves the Company well funded to pursue its strategic development projects, both in the U.S. and in Europe.

Marc Oczachowski, EDAP's Chief Executive Officer, commented, "The FDA 510k clearance of our new and innovative Sonolith I-Sys Lithotripter was a significant milestone for the Company. We have our first U.S. sales contract in less than two months following the FDA clearance. The FDA clearance and initial U.S. sale validate Sonolith I-Sys as a versatile device positioned to succeed in both European and American markets. While revenues in the third quarter reflected historical seasonality, we are encouraged by business flow at the beginning of the fourth quarter with increasing order flow and a pipeline of two Ablatherm units and ten lithotripsy devices in addition to a strong pipeline of projects as we move toward the end of the year."

Mr. Oczachowski concluded, "In addition to developments and sales achievements during the third quarter, we remain focused on advancing our U.S. ENLIGHT clinical trial to support FDA approval of HIFU. At the end of September 2009, we organized a dedicated investigators meeting in New York. The strong attendance of all of our prestigious HIFU sites, with more than 40 investigators and coordinators participating, confirmed their commitment to successfully complete the trial. The team of investigators, strengthened by the active role of Dr. Gill, is clearly motivated to provide patients with a non-invasive treatment option that preserves quality of life. We are actively leveraging this enthusiasm to increase awareness and drive additional patient recruitment."

Conference Call

EDAP will hold a conference call on Tuesday, November 17, 2009 at 8:30 a.m. ET to discuss the results. The dial-in numbers are (877) 407-4134 for domestic callers and (201) 689-8430 for international. The conference ID number for both is 337006. A live Webcast of the conference call will be available online from the investor relations page of the Company's corporate Website at www.edap-tms.com.

After the live Webcast, the call will remain available on EDAP's Website, www.edap-tms.com, through December 17, 2009. In addition, a telephonic replay of the call will be available until November 24, 2009. The replay dial-in numbers are (877) 660-6853 for domestic callers and (201) 612-7415 for international callers. Please use account number 356 and event ID number 337006.

About EDAP TMS SA

EDAP TMS SA develops and markets Ablatherm, the most advanced and clinically proven choice for high-intensity focused ultrasound (HIFU) treatment of localized prostate cancer. HIFU treatment is shown to be a minimally invasive and effective treatment option with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option, or for patients who failed radiotherapy treatment. Approved in Europe as a treatment for prostate cancer, Ablatherm-HIFU (High Intensity Focused Ultrasound) is currently undergoing evaluation in a multicenter U.S. Phase II/III clinical trial under an Investigational Device Exemption granted by the FDA. The Company also is developing this technology for the potential treatment of certain other types of tumors. EDAP TMS SA also produces and commercializes medical equipment for treatment of urinary tract stones using extra-corporeal shockwave lithotripsy (ESWL). For more information on the company, please visit http://www.edap-tms.com, http://www.hifu-planet.com and http://www.pcaresearch.com.

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding the company's growth and expansion plans. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in these forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the company's filings with the Securities and Exchange Commission. Ablatherm-HIFU treatment is in clinical trials, but not FDA-approved or marketed in the United States.

                                EDAP TMS S.A.
       CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
            (Amounts in thousands of Euros and U.S. Dollars,
                            except per share data)

                          Three Months Ended:     Three Months Ended:
                          -------------------     -------------------
                         Sept. 30,   Sept. 30,   Sept. 30,   Sept. 30,
                           2009        2008        2009        2008
                           Euros       Euros       $US         $US

 Sales of goods              2,100       2,218       3,030       3,279

 Net Sales of RPP and
  Leases                     1,160       1,003       1,675       1,482
 Sales of spare parts
  and Services               1,365       1,309       1,970       1,935
                        ----------  ----------  ----------  ----------

 TOTAL NET SALES             4,625       4,530       6,674       6,696

 Other revenues                  3          38           4          56
                        ----------  ----------  ----------  ----------

 TOTAL REVENUES              4,628       4,568       6,678       6,752
                        ----------  ----------  ----------  ----------

 Cost of goods              (1,420)     (1,369)     (2,049)     (2,023)

 Cost of RPP and Leases       (558)       (556)       (805)       (822)

 Cost of spare parts &
  services                    (953)       (660)     (1,376)       (975)
                        ----------  ----------  ----------  ----------

 Cost of sales              (2,931)     (2,585)     (4,230)     (3,820)
                        ----------  ----------  ----------  ----------

 GROSS PROFIT                1,697       1,984       2,448       2,932

 Research & development
  expenses                    (964)     (1,012)     (1,392)     (1,496)

 Marketing & Sales
  expenses                  (1,304)     (1,317)     (1,882)     (1,947)

 G & A expenses               (939)       (988)     (1,355)     (1,460)
                        ----------  ----------  ----------  ----------

 Total operating
  expenses                  (3,208)     (3,318)     (4,629)     (4,903)

 OPERATING PROFIT (LOSS)    (1,511)     (1,334)     (2,181)     (1,971)

 Interest (expense)
  income, net               (4,362)     (2,871)     (6,295)     (4,243)

 Currency exchange gains
  (loss), net                   57         305          82         451

 Other income (loss),
  net                            1          (4)          1          (6)
                        ----------  ----------  ----------  ----------

 INCOME (LOSS) BEFORE
  TAXES AND
  MINORITY INTEREST         (5,816)     (3,904)     (8,395)     (5,770)

 Income tax (expense)
  credit                        48         (88)         69        (129)
                        ----------  ----------  ----------  ----------

 NET INCOME (LOSS)          (5,768)     (3,992)     (8,326)     (5,900)
                        ==========  ==========  ==========  ==========

 Earning per
  share - Basic              (0.55)      (0.43)      (0.80)      (0.63)

 Average number of
  shares used
  in computation of EPS 10,413,985   9,356,372  10,413,985   9,356,372

 Earning per
  share - Diluted            (0.55)      (0.43)      (0.80)      (0.63)

 Average number
  of shares used
  in computation
  of EPS for
  positive net
  income                10,467,966   9,432,074  10,467,966   9,432,074

 NOTE: Translated for convenience of the reader to U.S. dollars at the
 2009 average three months noon buying rate of 1 Euro = 1,4430 USD, and
 2008 average three months noon buying rate of 1 Euro = 1.4780 USD.

                            EDAP TMS S.A.
      CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
           (Amounts in thousands of Euros and U.S. Dollars,
                        except per share data)

                          Nine Months Ended:      Nine Months Ended:
                          ------------------      ------------------
                         Sept. 30,   Sept. 30,   Sept. 30,   Sept. 30,
                           2009        2008        2009        2008
                           Euros       Euros       $US         $US

 Sales of goods              8,638       6,461      11,834       9,839

 Net Sales of RPP and
  Leases                     4,008       3,317       5,490       5,051
 Sales of spare parts
  and Services               4,177       4,126       5,640       6,282
                        ----------  ----------  ----------  ----------

 TOTAL NET SALES            16,763      13,904      22,963      21,172

 Other revenues                 42         130          58         197
                        ----------  ----------  ----------  ----------

 TOTAL REVENUES             16,805      14,033      23,021      21,369
                        ----------  ----------  ----------  ----------

 Cost of goods              (5,079)     (4,216)     (6,958)     (6,419)

 Cost of RPP and Leases     (2,008)     (1,759)     (2,751)     (2,679)

 Cost of spare parts &
  services                  (2,721)     (2,245)     (3,727)     (3,418)
                        ----------  ----------  ----------  ----------

 Cost of sales              (9,808)     (8,220)    (13,436)    (12,516)
                        ----------  ----------  ----------  ----------

 GROSS PROFIT                6,997       5,814       9,586       8,853

 Research & development
  expenses                  (2,963)     (3,099)     (4,059)     (4,720)

 Marketing & Sales
  expenses                  (4,391)     (3,997)     (6,015)     (6,086)

 G & A expenses             (2,944)     (2,991)     (4,033)     (4,554)
                        ----------  ----------  ----------  ----------

 Total operating
  expenses                 (10,298)    (10,087)    (14,107)    (15,361)

 OPERATING PROFIT (LOSS)    (3,300)     (4,274)     (4,521)     (6,508)

 Interest (expense)
  income, net               (5,823)      1,941      (7,976)      2,955

 Currency exchange gains
  (loss), net                 (256)        239        (351)        364

 Other income (loss),
  net                           --           4          --           6
                        ----------  ----------  ----------  ----------

 INCOME (LOSS) BEFORE
  TAXES AND MINORITY
  INTEREST                  (9,379)     (2,090)    (12,852)     (3,183)

 Income tax (expense)
  credit                       (15)         97         (21)        147
                        ----------  ----------  ----------  ----------

 NET INCOME (LOSS)          (9,395)     (1,994)    (12,872)     (3,036)
                        ==========  ==========  ==========  ==========

 Earning per
  share - Basic              (0.90)      (0.21)      (1.24)      (0.32)

 Average number of
  shares used in
  computation of EPS    10,413,985   9,356,372  10,413,985   9,356,372

 Earning per
  share - Diluted            (0.90)      (0.21)      (1.24)      (0.32)

 Average number of
  shares used in
  computation of EPS
  for positive net
  income                10,422,816   9,432,074  10,422,816   9,432,074

 NOTE: Translated for convenience of the reader to U.S. dollars at the
 2009 average nine months noon buying rate of 1 Euro = 1,3699 USD, and
 2008 average nine months noon buying rate of 1 Euro = 1.5228 USD.

                             EDAP TMS S.A.
          CONSOLIDATED BALANCE SHEETS HIGHLIGHTS (UNAUDITED)
           (Amounts in thousands of Euros and U.S. Dollars)

                         Sept. 30,    June 30,   Sept. 30,    June 30,
                           2009        2009        2009        2009
                           Euros       Euros       $US         $US

 Cash, cash equivalents
  and short term
  investments               12,767      13,606      18,678      19,076

 Total current assets       29,881      32,471      43,031      44,866

 Total current
  liabilities               12,285      12,975      17,974      18,191

 Shareholders' Equity       10,682      14,135      15,629      19,818

 NOTE: Translated for convenience of the reader to U.S. dollars at the noon buying rate of 1 Euro = 1.4631 USD, on September 30, 2009 and at the noon buying rate of 1 Euro = 1.4020 USD, on June 30, 2009.

                             EDAP TMS S.A.
        CONDENSED STATEMENTS OF OPERATIONS BY DIVISION (UNAUDITED)
                   NINE MONTHS ENDED SEPTEMBER 30, 2009
                     (Amounts in thousands of Euros)

              HIFU      Lithotripsy  FDA                 Total After
            Division     Division    Trials  Corporate  Consolidation

 Sales
  of goods 2,002         6,636                           8,638

 Sales of
  RPPs &
  Leases   3,154           854                           4,008

 Sales of
  spare
  parts &
  services 1,170         2,947                           4,117
          ------        ------       ------  ---------  ------

 TOTAL NET
  SALES    6,325        10,438                          16,763

          ------        ------       ------  ---------  ------
 Other
  revenues     4            38                              42

          ------        ------       ------  ---------  ------
 TOTAL
  REVENUES 6,330        10,476                          16,805
          ------        ------       ------  ---------  ------
 GROSS
  PROFIT   3,646 57.6%   3,352 32.1%                     6,997 41.7%

 Research
  & Devel-
  opment    (875)         (774)      (1,314)            (2,963)

 Total SG&A
  plus
  deprecia-
  tion    (2,783)       (3,201)        (164)    (1,186) (7,335)
          ------        ------       ------  ---------  ------

 OPERATING
  PROFIT
  (LOSS)     (12)        (624)       (1,478)    (1,186) (3,300)

CONTACT:  EDAP TMS SA
          Investor Relations / Legal Affairs
          Blandine Confort
          +33 4 72 15 31 72
          bconfort@edap-tms.com

          The Ruth Group
          Investors:
          R.J. Pellegrino
            646-536-7009
            rpellegrino@theruthgroup.com
          Nick Laudico
            646-536-7030
            nlaudico@theruthgroup.com